Mail Stop 7010

      February 6, 2006

Via U.S. mail and facsimile

Mr. Lorenzo H. Zambrano
Chief Executive Officer, CEMEX, S.A. de C.V.
Av. Ricardo Margain Zozaya #325
Colonia Valle del Campestre
Garza Garcia, Nuevo Leon, Mexico 66265

	RE:	Form 20-F for the fiscal year ended December 31, 2004
			File No. 1-14946

Dear Mr. Zambrano:

      We have completed our review of your Form 20-F and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Marie Trimeloni, Staff Accountant, at
(202) 551-3734 or, in her absence, to the undersigned at (202)
551-
3769.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief
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Mr. J. Gordon Beittenmiller
March 25, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE